Exhibit 12
General Motors Acceptance Corporation

Ratio of Earnings to Fixed Charges

Six Months Ended June 30, ($ in millions)	2005	2004

Earnings
Consolidated net income	$1,544	$1,610
Provision for income taxes	771	946
Minority interest in consolidated subsidiaries and (income)/loss from equity investees	5	1

Consolidated income before income taxes, minority interest and (income)/loss from equity investees	2,320	2,557
Fixed charges	5,976	4,476

Earnings available for fixed charges	8,296	7,033
Fixed charges
Interest, discount, and issuance expense on debt	5,926	4,433
Portion of rentals representative of the interest factor	50	43

Total fixed charges	$5,976	$4,476
Ratio of earnings to fixed charges	1.39	1.57